SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 23, 2009

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat completes strategic acquisition focused on government services business

Nov 23rd, 2009 - Inmarsat plc (LSE: ISAT), the world’s leading provider of global mobile satellite communications services, today announces the acquisition of the business and assets of Segovia, Inc. (“Segovia”). Based in Virginia, in the United States, Segovia is a leading provider of secure Internet protocol managed solutions and services to the United States Army and other U.S. military services and government agencies.

Segovia’s expertise in designing, deploying and operating mixed satellite and terrestrial networks in the military’s challenging deployment and training environments, coupled with its secure, dedicated IP network infrastructure, have placed it at the centre of the Department of Defense’s (“DoD”) transformation and modernization initiatives. The trend within the DoD towards end-to-end solution acquisition versus piecemeal component acquisition is expected to drive demand for Segovia’s managed solutions and services in the coming years.

Andrew Sukawaty, Inmarsat’s Chairman and CEO, commented: “We are delighted to welcome Segovia into the Inmarsat group. Segovia is ideally positioned to support the U.S. DoD’s requirements to deploy secure networks rapidly using combinations of satellite and terrestrial facilities wherever in the world they are required. With Segovia’s secure global communications infrastructure and its highly qualified and security cleared staff, we will further strengthen our relationships with key government customers across land, maritime and aeronautical environments, and bring enhanced services to the government sector generally.”

Inmarsat will pay an initial consideration of US$110 million and may pay additional amounts depending on future performance over the next three years. Inmarsat expects to finance the transaction from current available liquidity. For the year ended

31 December 2008, Segovia reported total revenue of US$67 million and net income of US$18 million and had gross assets of US$29 million.

After the transaction closes, which is expected in early 2010, current Segovia executive management will operate Segovia as a separate business reporting to Jim Parm, President and CEO of Stratos, Inmarsat’s direct distribution business. “Segovia brings superb technical and customer service capability that has helped reshape the way the U.S. military solves its network deployment challenges, and is complementary to Stratos’ existing government business,” said Mr. Parm. “By adding Segovia’s managed services capability and secure network to our already strong position in the government market, we will further our strategy of bringing essential mobile and portable satellite communications solutions to the US DoD, the largest customer for these services in the world.”

“We are excited to be joining forces with Inmarsat and Stratos, and we believe the combination will be the perfect platform for reaching the next level in secure global IP networking,” said Michael Wheeler, President and CEO of Segovia. “This transaction will enhance Segovia’s standing as a premier supplier of secure network solutions to the U.S. Government.”

Inmarsat was advised by RBC Daniels, a division of RBC Capital Markets Corporation, on this transaction. Segovia was advised by Lazard.

For further information, please contact:

Chris McLaughlin, Inmarsat plc:

Telephone: + 44 20 7728 1015

Christopher_mclaughlin@inmarsat.com

Alena Koci, Segovia, Inc.:

Telephone: + 1 703-621-0271

Alena.Koci@SegoviaIP.com

About Inmarsat

Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of approximately 400 distribution partners and service providers operating in more than 100 countries. For the year ended 31 December 2008, Inmarsat plc had total revenue of US$996.7 million (2007: US$576.5 million) with an EBITDA of US$531.2 million (2007: US$388.1 million). For more information, please visit www.inmarsat.com.

About Segovia

Segovia is a recognized leader in providing secure, global IP communication solutions to the public and private sectors. For nearly a decade, Segovia’s existing global network infrastructure and innovative business approach has yielded smarter solutions, delivered with greater speed, reliability and customer focus. A trusted partner of the defense, homeland security and emergency first-response communities, Segovia quickly deploys end-to-end, mission-critical communications to support strategic and tactical initiatives world-wide. Segovia is headquartered in Herndon, VA with network assets and operations around the globe. To learn more, visit www.segoviaIP.com or call +1 866.SEGOVIA.

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: November 23, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: November 23, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer